SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 5, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 5, 2017 regarding “The Chairman Leif Johansson informs that he will not make himself available for reelection”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: July 5, 2017

PRESS RELEASE JULY 5, 2017

The Chairman Leif Johansson informs that he will not make himself available for reelection

•	Chairman of the Board of Directors Leif Johansson has informed that he will not make himself available for reelection at the Annual General Meeting of shareholders 2018

•	The Nomination committee has initiated the search for a replacement

Ericsson’s (NASDAQ:ERIC) Nomination committee has initiated the work to find a replacement to Leif Johansson in time for the Annual General Meeting of shareholders in 2018.

Leif Johansson says: “I have had the privilege to serve as Chairman of the Board since 2011. It has been an exciting but also challenging time. Börje Ekholm assumed the position as CEO in the beginning of the year and during the first quarter the company presented a new, more focused, business strategy. This strategy, which is supported by the Board and the major owners, creates a solid foundation for realizing Ericsson’s full potential. The company now enters a new phase, with focus on execution, and we also have a new ownership constellation. It is natural to let the owners jointly propose a chairman and well ahead of this I want to announce that I will not be available for a next term”.

NOTES TO EDITORS

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building

PRESS RELEASE JULY 5, 2017

a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on July 5, 2017.